FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 10, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces filing
of supplemental shelf offering report in israel

Netanya, Israel – December 9, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that following the Company's previously announced possible debt raising in Israel, the Company filed today a supplemental shelf offering report, or Offering Report, with the Israel Securities Authority and the Tel Aviv Stock Exchange, or TASE, under the Company's shelf prospectus. Pursuant to the Offering Report, the Company is offering, in Israel only:

•	an aggregate principal amount of up to approximately NIS 229 million series K debentures. The debentures will be offered in units of NIS 1,000 principal amount for a minimum price of NIS 1,009.5; and

•	an aggregate principal amount of up to approximately NIS 261 million series L debentures. The debentures will be offered in units of NIS 1,000 principal amount for a minimum price of NIS 916.5; and

•
Notwithstanding the above offered amounts, the Company announced that it intends to issue approximately 187 thousand units of series K debentures and approximately 213 thousand units of series L debentures in the offering, and the total orders received in the offering will be calculated and accepted on a pro rata basis. Accordingly, the Company expects to issue in the offering an aggregate of approximately NIS 187 million principal amount of series K debentures and approximately NIS 213 million principal amount of series L debentures.

Any series K debentures and series L debentures that will be issued following the offering will constitute an integral part of the existing series K and series L debentures, respectively.

The Company has received early commitments from institutional investors for the purchase of an aggregate principal amount of NIS 187 million series K debentures and an aggregate principal amount of NIS 213 million series L debentures.

In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 0.5% for series K debentures and 0.7% for series L debentures. The public tenders for the series K and series L debentures are expected to be held today.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total consideration of approximately NIS 384 million), including the aforesaid early commitment commissions, is approximately NIS 4 million. The Company estimates that the net proceeds from the offering, if completed, will be approximately NIS 380 million, after deduction of the arranger’s and distributors’ fees and other estimated expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

For additional details regarding the Company's debentures and the terms of series K and series L debentures, see the Company's annual report on Form 20-F for the year ended December 31, 2017, filed on March 26, 2017, or Annual Report 2017, under "Item 5B. Liquidity and Capital Resources – Debt Service" and "Other Credit Facilities", the Company's current report on Form 6-K dated August 16, 2018 under "Debentures, Material Loans and Financial Liabilities" and the Company's current report on Form 6-K dated December 4 and 6, 2018. For details of the Company's dividend policy see the Company's Annual Report 2017 under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

The offering described in this press release will be made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering and the amount to be raised are subject to uncertainties and assumptions about market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.825 million cellular subscribers (as at September 30, 2018)  with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	December 10, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary